As filed with the Securities and Exchange Commission on July 28, 1999

                                         Registration No. 333-_________


                  SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, DC 20549

                    ------------------------------

                               FORM S-3

                        REGISTRATION STATEMENT
                                 UNDER
                      THE SECURITIES ACT OF 1933

                   AMLI RESIDENTIAL PROPERTIES TRUST
        ------------------------------------------------------
        (Exact Name of Registrant as Specified in Its Charter)


             Maryland                              36-3925916
     -----------------------                 ----------------------
     (State of organization)                 (I.R.S. Employer
                                             Identification Number)


                        125 South Wacker Drive
                              Suite 3100
                       Chicago, Illinois  60606
                            (312) 443-1477
          (Address, including zip code, and telephone number,
   including area code, of Registrant's principal executive offices)

                            Allan J. Sweet
                        125 South Wacker Drive
                              Suite 3100
                       Chicago, Illinois  60606
                            (312) 443-1477
           (Name, address, including zip code, and telephone
          number, including area code, of agent for service)

                          Copy of service to:
                          John W. Noell, Jr.
                         Mayer, Brown & Platt
                       190 South LaSalle Street
                       Chicago, Illinois  60603
                            (312) 782-0600

     Approximate date of commencement of proposed sale to the public: From time to time after the Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: [ X ]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offer-ing: [ ] ___________________

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering: [   ] ____________________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]

                                       CALCULATION OF REGISTRATION FEE

TITLE OF EACH CLASS                       PROPOSED MAXIMUM       PROPOSED MAXIMUM      AMOUNT OF
   OF SECURITY TO          AMOUNT TO       OFFERING PRICE       AGGREGATE OFFERING    REGISTRATION
   BE REGISTERED         BE REGISTERED      PER SHARE (1)            PRICE (1)             FEE
------------------       -------------     ---------------      ------------------    ------------

Common Shares of
 Beneficial Interest,
 par value $0.01 per
 share                  373,041 shares        $21.3125              $7,950,437           $2,211


(1)  Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated on the basis of the average of the high and low sales prices of the common shares on the New York Stock Exchange on July
22, 1999.

                                  ----------------------------------------


     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY
ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS
REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF
1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE
COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.





                         SUBJECT TO COMPLETION
              PRELIMINARY PROSPECTUS DATED JULY 28, 1999


PROSPECTUS
----------


                   AMLI RESIDENTIAL PROPERTIES TRUST

                         373,041 Common Shares

     This prospectus relates to the offer and sale by selling shareholders of 373,041 common shares of AMLI Residential Properties Trust from time to time. AMLI has registered the common shares to enable the holders of units of partnership interest in AMLI Residential Properties, L.P. to resell the common shares into which those units may be converted, but the registration of the common shares does not necessarily mean that those selling shareholders will offer or sell any of the common shares.

     The selling shareholders may from time to time offer and sell the common shares on the New York Stock Exchange or otherwise and they may sell the common shares at market prices or at negotiated prices. They may sell the common shares in ordinary brokerage transactions, in block transactions, in privately negotiated transactions, pursuant to Rule 144 under the Securities Act of 1933 or otherwise. If the selling shareholders sell the common shares through brokers, they expect to pay customary brokerage commissions and charges.

     We will not receive any of the proceeds when the selling shareholders sell any of the common shares. However, we have agreed to pay certain expenses of the registration and sale of the common shares.

     Our common shares are listed on the New York Stock Exchange under the symbol "AML". On July 27, the last reported sale price of our common shares on the NYSE was $21-1/2 per share.

                         --------------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         --------------------


              The date of this Prospectus is _____, 1999

     WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH ANY OFFERING OF THESE COMMON SHARES. THIS PROSPECTUS IS NOT AN OFFER TO SELL ANY SECURITY OTHER THAN THESE COMMON SHARES AND IT IS NOT SOLICITING AN OFFER TO BUY ANY SECURITY OTHER THAN THESE COMMON SHARES. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE COMMON SHARES TO ANY PERSON AND IT IS NOT SOLICITING AN OFFER FROM ANY PERSON TO BUY THESE COMMON SHARES IN ANY JURISDICTION WHERE THE OFFER OR SALE TO THAT PERSON IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ON ANY DATE AFTER THE DATE OF THIS PROSPECTUS, EVEN THOUGH THIS PROSPECTUS IS DELIVERED OR THESE COMMON SHARES ARE OFFERED OR SOLD ON A LATER DATE.





                           TABLE OF CONTENTS
                           -----------------


                                                               Page
                                                               ----

     AMLI . . . . . . . . . . . . . . . . . . . . . . . . . .     3

     Use of proceeds. . . . . . . . . . . . . . . . . . . . .     3

     Description of common shares . . . . . . . . . . . . . .     3

     Description of provisions of Maryland law
       and of AMLI's declaration of trust and bylaws. . . . .     8

     Federal income tax considerations. . . . . . . . . . . .    11

     Selling shareholders . . . . . . . . . . . . . . . . . .    22

     Plan of distribution . . . . . . . . . . . . . . . . . .    23

     Experts. . . . . . . . . . . . . . . . . . . . . . . . .    24

     Legal matters. . . . . . . . . . . . . . . . . . . . . .    24

     Where you can find more information. . . . . . . . . . .    24

                                 AMLI

     AMLI is a self-administered and self-managed REIT which owns, manages, leases, acquires and develops institutional quality apartment communities. AMLI's communities are located in specific markets in the Southwest, Southeast and Midwest areas of the United States. AMLI also holds interests in co-investment ventures involving residential apartment communities. Additionally, AMLI engages in development activities on its own and through co-investment joint ventures.

     AMLI is operated through AMLI Residential Properties, L.P., AMLI Management Company, AMLI Institutional Advisors, Inc. and AMLI Residential Construction, Inc. AMLI is the sole general partner of AMLI Residential Properties, L.P., a Delaware limited partnership, through which it owns the communities and its interests in the co-investment communities. AMLI Residential Properties, L.P. is referred to in this prospectus as AMLI, L.P. As of July 19, 1999, AMLI owned 85.4% of the units of partnership interest in AMLI, L.P. AMLI Management Company provides management and leasing services to each of the communities, the co-investment communities and several additional properties in which AMLI has no interest. AMLI Institutional Advisers, a qualified professional asset manager, renders real estate investment advice to institutional capital sources, primarily pension plans, endowments, foundations and insurance companies. AMLI actively pursues co-investments through relationships administered by AMLI Institutional Advisers as a way of diversifying the sources of its equity capital for investment in apartment communities. AMLI Residential Construction provides general contracting, construction management and landscaping services to AMLI and its managed ventures. AMLI Institutional Advisors, AMLI Management Company and AMLI Residential Construction are referred to in this prospectus as the service companies.

     AMLI was formed in 1993 and is organized as a real estate investment trust under the laws of Maryland. Its principal executive offices are located at 125 South Wacker Drive, Suite 3100, Chicago, Illinois 60606, and its telephone number is (312) 443-1477.


                            USE OF PROCEEDS

     AMLI will not receive any of the proceeds from the sale of any of the common shares by the selling shareholders. The selling shareholders will receive all proceeds from the sale of the common shares.


                     DESCRIPTION OF COMMON SHARES

GENERAL

     AMLI's declaration of trust authorizes AMLI to issue up to 150,000,000 shares of beneficial interest, par value $.01 per share, consisting of common shares, preferred shares and such other types or classes of shares of beneficial interest as AMLI's board of trustees may create and authorize from time to time. AMLI's board of trustees may amend AMLI's declaration of trust without shareholder consent to increase or decrease the shares of any class which AMLI has authority to issue. At July 19, 1999, approximately 16,980,002 common shares were issued and outstanding and held of record by approximately 344 shareholders. At
July 19, 1999, 850,000 Series A cumulative convertible preferred shares and 3,125,000 Series B cumulative convertible preferred shares were issued and outstanding.

     The following description of certain general terms and provisions of the common shares is not complete and you should refer to AMLI's declaration of trust and bylaws for more information.

     The outstanding common shares are fully paid and, except as described below under -- Shareholder liability," non-assessable. Each common share entitles the holder to one vote on all matters requiring a vote of shareholders, including the election of trustees. Holders of common shares do not have the right to cumulate their votes in the election of trustees, which means that the holders of a majority of the outstanding common shares can elect all of the trustees then standing for election.

     Holders of common shares are entitled to those distributions that AMLI's board of trustees may declare from time to time out of funds legally available for the payment of distributions. Holders of common shares have no conversion, redemption, preemptive or exchange rights to subscribe to any securities of AMLI. If there is a liquidation, dissolution or winding up of AMLI's affairs, the holders of the common shares are entitled to share equally in AMLI's assets remaining after AMLI pays, or sets aside assets to pay, all liabilities to its creditors and subject to the rights of the holders of AMLI's preferred shares.


PURCHASE RIGHTS

     On November 2, 1998, AMLI's board of trustees declared a dividend of one preferred share purchase right for each common share outstanding, which was made to holders of common shares of record at the close of business on November 13, 1998. The holders of any additional common shares issued after that date and before the redemption or expiration of the preferred share purchase rights also receive one preferred share purchase right for each additional common share. Each preferred share purchase right entitles the holder under certain circumstances to purchase from AMLI one one-thousandth of a share of a series of participating preferred shares, par value $0.01 per share, at a price of $70.00 per one one-thousandth of a participating preferred share. AMLI will adjust that price from time to time to prevent dilution. Preferred share purchase rights will be exercisable if:

     (1) a person or group of persons acquires 15% or more of the outstanding common shares, or files a document with a governmental agency indicating an intention to acquire 15% or more of the outstanding common shares, or

     (2) a person or group of persons announces a tender offer or exchange offer for 15% or more of the outstanding common shares.

Under certain circumstances, each preferred share purchase right will entitle the holder to purchase, at the preferred share purchase right's then current exercise price, a number of common shares having a market value at the time equal to twice the preferred share purchase right's exercise price. If any person or group acquires AMLI in a merger or other business transaction, each holder will have the right to purchase, at the preferred share purchase right's then current exercise price, a number of the acquiring company's common shares having a market value at the time equal to twice the preferred share purchase right's exercise price. The preferred share purchase rights will expire on November 2, 2008 and AMLI may redeem them in whole, but not in part, at a price of $0.01 per preferred share purchase right payable in cash, shares of AMLI or any other form of consideration determined by AMLI's board of trustees.

     The preferred share purchase rights have certain anti-takeover effects. The preferred share purchase rights will cause substantial dilution to a person or group that attempts to acquire AMLI on terms not approved by AMLI's board of trustees. The preferred share purchase rights should not interfere with any merger or other business combination approved by AMLI's board of trustees since the preferred share purchase rights may be redeemed by AMLI at the redemption price prior to the time that a person or group has acquired 15% or more of AMLI's outstanding common shares.

TRANSFER AGENT

     The transfer agent and registrar for the common shares is Harris
Trust and Savings Bank. The common shares are listed on the NYSE under the symbol "AML."


RESTRICTIONS ON SIZE OF HOLDINGS OF SHARES

     For AMLI to qualify as a REIT under the Internal Revenue Code of 1986, no more than 50% in value of AMLI's shares, after taking into account options to acquire shares, may be owned, directly or indirectly, by five or fewer individuals during the last half of each taxable year or during a proportionate part of any short taxable year. "Individuals" are defined in the Internal Revenue Code to include certain entities and constructive ownership among specified family members. AMLI's shares must also be beneficially owned by 100 or more persons during at least 335 days of each taxable year or during a proportionate part of any short taxable year.

     AMLI's declaration of trust prohibits any shareholder from owning, or being deemed to own by virtue of the attribution provisions of the Internal Revenue Code or Section 13(d) of the Securities Exchange Act of 1934, more than 9.8% in number of shares or value of AMLI's outstanding shares.
AMLI's board of trustees, upon receipt of a ruling from the Internal Revenue Service or an opinion of counsel or other evidence satisfactory to AMLI's board of trustees and on any other conditions as AMLI's board of trustees may direct, may exempt a proposed transferee from the ownership limit. The proposed transferee must give written notice to AMLI of the proposed transfer at least 15 days prior to any transfer which, if consummated, would result in the proposed transferee owning AMLI's shares in excess of the ownership limit. AMLI's board of trustees may require any opinions of counsel, affidavits, undertakings or agreements that it believes are necessary or advisable in order to determine or ensure AMLI's status as a REIT. Any transfer of AMLI's shares that would:

     (1) create a direct or indirect ownership of shares in excess of the ownership limit;

     (2) result in AMLI's shares being beneficially owned by fewer than 100 persons, determined without reference to any rules of attribution, as provided in Section 856(a) of the Internal Revenue Code; or

     (3)   result in AMLI being "closely held" within the meaning of
Section 856(h) of the Internal Revenue Code,

will not have any effect, and the intended transferee will acquire no rights to the shares. These restrictions on transferability and ownership will not apply if AMLI's board of trustees determines, and AMLI's shareholders approve that determination, that it is no longer in the best interests of AMLI to attempt to qualify, or to continue to qualify, as a REIT.

     AMLI's declaration of trust excludes from these ownership restrictions some of the investors and their transferees who received shares of AMLI, or units in AMLI L.P., in exchange for apartment communities in connection with the formation of AMLI. AMLI's board of trustees by resolution has excluded from the ownership restrictions UICI, a Delaware corporation, and Gregory T. Mutz to the extent that (1) UICI individually beneficially owns 29.9% or less of AMLI's outstanding shares,
(2) Mr. Mutz individually beneficially owns 24.9% or less of AMLI's outstanding shares and (3) UICI and Mr. Mutz collectively beneficially own 34.9% or less of AMLI's outstanding shares as a group.

     If there is any purported transfer of AMLI's shares which would result in a person owning AMLI's shares in excess of the ownership limit, except as permitted above, or would cause AMLI to become "closely held" under Section 856(h) of the Internal Revenue Code, those shares will constitute "excess shares." These excess shares will be transferred pursuant to AMLI's declaration of trust to AMLI as the trustee of a trust for the benefit of the person or persons to whom the excess shares are ultimately transferred, until the excess shares are transferred to a person whose ownership will not violate the restrictions on ownership. Subject to the ownership limit, the trustee will transfer the excess shares at the direction of the purported transferee to any person if the excess shares would not be excess shares in the hands of that person. The purported transferee will receive the lesser of:

     (1) the price paid by the purported transferee for the excess shares or, if no consideration was paid, the fair market value of the excess shares on the day of the event which caused the excess shares to be held in trust; and

     (2) the price received from the sale or other disposition of the excess shares.

Any amount received by the purported transferee in excess of that price will be paid to AMLI. In addition, AMLI will have the right to purchase the excess shares held in trust for a 90-day period at a purchase price equal to the lesser of:

     (1) the price paid by the purported transferee for the excess shares or, if no consideration was paid, the fair market value of the excess shares on the day of purchase by AMLI; and

     (2) the fair market value of the excess shares on the date AMLI elects to purchase them.

     Fair market value, for these purposes, means the last reported sales price on the NYSE on the trading day immediately preceding the relevant date, or if those shares are not then traded on the NYSE, the last reported sales price on the trading day immediately preceding the relevant date as reported on any exchange or quotation system on which those shares are then traded. If the shares are not then traded on any exchange or quotation system, the fair market value will be the market price on the relevant date as determined in good faith by AMLI's board of trustees.

     From and after the purported transfer to the purported transferee of the excess shares, the purported transferee will cease to be entitled to distributions, voting rights and other benefits with respect to the excess shares except the right to payment on the transfer of the excess shares as described above. If the purported transferee receives any distributions on excess shares prior to AMLI's discovery that those excess shares have been transferred in violation of the provisions of AMLI's declaration of trust, the purported transferee must repay those distributions to AMLI upon demand.

     If the restrictions on transferability and ownership are determined to be void, invalid or unenforceable by any court of competent jurisdiction, then AMLI may treat the purported transferee of any excess shares to have acted as an agent of AMLI in acquiring those excess shares and to hold those excess shares on behalf of AMLI.

     All certificates evidencing shares will bear a legend referring to the restrictions described above.

     All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5%, or such other percentage between 0.5% and 5%, as provided in the rules and regulations of the Internal Revenue Code, of the number or value of AMLI's outstanding shares must give a written notice containing certain information to AMLI by January 31 of each year. In addition, each shareholder is upon demand required to disclose to AMLI in writing information with respect to its direct, indirect and constructive ownership of AMLI's shares as AMLI's board of trustees deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT, to determine AMLI's status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

     The restrictions on share ownership in AMLI's declaration of trust are designed to protect the REIT status of AMLI. The restrictions could have the effect of discouraging a takeover or other transaction in which holders of some, or a majority, of the common shares might receive a premium for their shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.


INDEMNIFICATION OF TRUSTEES AND OFFICERS

     As permitted by Maryland law, AMLI's declaration of trust provides that a trustee or officer of AMLI will not be liable for money damages to AMLI or the shareholders for any act or omission in the performance of his or her duties, except to the extent that (1) the person actually received an improper benefit or (2) the person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated.

     AMLI's officers and trustees are and will be indemnified under AMLI's declaration of trust and bylaws and the partnership agreement of AMLI, L.P. against certain liabilities. AMLI's declaration of trust requires AMLI to indemnify its trustees and officers against claims and liabilities and reasonable expenses actually incurred by them in connection with any claim or liability by reason of their services in those or other capacities unless it is established that:

     (1) the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

     (2) the trustee or officer actually received an improper personal benefit; or

     (3) in the case of any criminal proceeding, the trustee had reasonable cause to believe that the act or omission was unlawful.

     However, AMLI may not indemnify for an adverse judgment in a suit by or in the right of AMLI. As permitted by Maryland law, AMLI's declaration of trust allows AMLI to advance reasonable expenses to a trustee upon AMLI's receipt of (1) a written affirmation by the trustee of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by AMLI and (2) a written statement by or on his or her behalf to repay the amount paid or reimbursed by AMLI if it is ultimately determined that the trustee did not meet the standard of conduct. Additionally, AMLI has entered into indemnification agreements with AMLI's officers and trustees providing substantially the same scope of coverage afforded by provisions in AMLI's declaration of trust.

     The partnership agreement of AMLI, L.P. also provides for indemnification of AMLI and its officers and trustees to the same extent indemnification is provided to officers and trustees of AMLI in its declaration of trust. In addition, the partnership agreement of AMLI, L.P. limits the liability of AMLI to AMLI, L.P. and its partners to the same extent the liability of AMLI's officers and trustees to AMLI and its shareholders is limited under AMLI's declaration of trust.


SHAREHOLDER LIABILITY

     Both the Maryland statutory law governing REITs and AMLI's declaration of trust provide that shareholders shall not be personally or individually liable for any debt, act, omission or obligation of AMLI or AMLI's board of trustees. AMLI's declaration of trust further provides that AMLI shall indemnify and hold each shareholder harmless from all claims and liabilities to which the shareholder may become subject by reason of his or her being or having been a shareholder. AMLI shall reimburse each shareholder for all legal and other expenses reasonably incurred by the shareholder in connection with any such claim or liability, provided that the claim or liability did not arise from the shareholder's bad faith or willful misconduct, and the shareholder gives AMLI prompt notice of the claim or liability and permits AMLI to conduct the defense of the claim or liability.

     In addition, AMLI's policy is to include a clause in its contracts, including the partnership agreement of AMLI, L.P., providing that shareholders assume no personal liability for obligations entered into on behalf of AMLI. Nevertheless, with respect to tort claims, contractual claims where shareholder liability is not so negated, claims for taxes and some statutory liabilities, the shareholders may, in some jurisdictions, be personally liable to the extent that those claims are not satisfied by AMLI. Inasmuch as AMLI carries public liability insurance which it considers adequate, any risk of personal liability to shareholders is limited to situations in which AMLI's assets plus its insurance coverage would be insufficient to satisfy the claims against AMLI and its shareholders.


           DESCRIPTION OF PROVISIONS OF MARYLAND LAW AND OF
                AMLI'S DECLARATION OF TRUST AND BYLAWS

     The following description of some general provisions of Maryland law and of AMLI's declaration of trust and bylaws is not complete and you should refer to Maryland law, AMLI's declaration of trust and AMLI's bylaws for more information.


BOARD OF TRUSTEES

     AMLI's declaration of trust provides that AMLI's board of trustees will have not less than three nor more than fifteen trustees, as determined from time to time by AMLI's board of trustees. AMLI's declaration of trust further provides that a majority of AMLI's trustees must be "disinterested trustees." Disinterested trustees are persons who are not affiliated with AMLI Realty Co., which has been succeeded by UICI, and its affiliates and successors. The trustees are divided into three classes. Each trustee will hold office for three years and until his or her successor is duly elected and qualifies. At each annual meeting of shareholders, the successors to the class of trustees whose term expires at that meeting will be elected to hold office for three years.

     A majority of the trustees then in office, even if less than a quorum, may fill vacancies on AMLI's board of trustees, except that a vacancy resulting from an increase in the number of trustees will be filled by a majority of the entire board of trustees. In the event that a majority of AMLI's board of trustees are not disinterested trustees, the remaining disinterested trustees, or, if there are no disinterested trustees, the remaining members of AMLI's board of trustees, must promptly appoint that number of disinterested trustees necessary to cause the board to include a majority of disinterested trustees. Any trustees so appointed by the trustees then in office will hold office until the next annual meeting of shareholders.

     The classified board provision may have the effect of making it more difficult for a third party to acquire control of AMLI without the consent of AMLI's board of trustees, even if a change in control would be beneficial to AMLI and its shareholders.


BUSINESS COMBINATIONS

     Under Maryland law, certain "business combinations," including a merger, consolidation, share exchange, or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland REIT and an "interested shareholder" or an affiliate of an interested shareholder are prohibited for five years after the most recent date on which the interested shareholder became an interested shareholder. After the five-year period, these business combinations must be recommended by the board of trustees of the REIT and approved by at least 80% of the votes entitled to be cast by shareholders of the REIT, including at least two-thirds of the votes entitled to be cast by shareholders other than the interested shareholder with whom the business combination is to be effected, unless, among other things, the REIT's common shareholders receive a minimum price (as defined under Maryland law) for their shares and they receive the consideration in cash or in the same form as previously paid by the interested shareholder for its shares. An "interested shareholder" is a person who either beneficially owns 10% or more of the voting power of the REIT's outstanding shares or is an affiliate of the REIT and, at any time during the prior two years, beneficially owned 10% or more of the voting power of the REIT's then outstanding shares. These provisions of Maryland law do not apply, however, to business combinations which are approved or exempted by the board of trustees of the REIT prior to the time that the interested shareholder becomes an interested shareholder.

     AMLI's declaration of trust exempts any business combination with Gregory T. Mutz, Baldwin & Lyons, Inc., an Indiana corporation, AMLI Realty Co., which has been succeeded by UICI, and their affiliates and successors from these provisions of Maryland law.


CONTROL SHARE ACQUISITIONS

     Maryland law provides that "control shares" of a Maryland REIT acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast by shareholders, other than the acquiror or officers or trustees who are employees of the REIT. "Control shares" are voting shares which, if aggregated with all other voting shares previously acquired by the acquiror or in respect of which the acquiror is able to exercise voting power, would entitle the acquiror to exercise at least one-fifth of the voting power in electing trustees. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained shareholder approval. A "control share acquisition" means the acquisition of control shares, subject to certain exceptions.

     A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions, including an undertaking to pay expenses, may compel the board of trustees of the REIT to call a special meeting of shareholders to be held within 50 days of demand to consider voting rights for the shares. If no request for a meeting is made, the REIT may itself present the question at any shareholders' meeting.

     If the shareholders do not approve voting rights at the meeting or if the acquiring person does not deliver an acquiring person statement as required by Maryland law, then, subject to certain conditions and limitations, the REIT may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair market value. Fair market value will be determined without regard to the absence of voting rights for the control shares as of the date of the last control share acquisition by the acquiror or of any meeting of shareholders at which the voting rights of those shares were considered and not approved. If the shareholders approve voting rights for control shares and the acquiror becomes entitled to exercise a majority of the voting power in electing trustees, all other shareholders may exercise appraisal rights. The fair value of the shares for purposes of the appraisal rights may not be less than the highest price per share paid by the acquiror for the control shares.

     The control share acquisition law does not apply to shares acquired in a merger, consolidation or share exchange if the REIT is a party to the transaction, or to acquisitions approved or exempted by the declaration of trust or bylaws of the REIT. AMLI's declaration of trust exempts Gregory T, Mutz, Baldwin & Lyons, AMLI Realty Co., which has been succeeded by UICI, and their affiliates and successors from these provisions of Maryland law.


AMENDMENTS TO AMLI'S DECLARATION OF TRUST

     Maryland law requires the shareholder of a REIT to approve any amendment to its declaration of trust, with certain exceptions. As permitted by Maryland law, AMLI's declaration of trust permits AMLI's board of trustees, by a two-thirds vote, to amend AMLI's declaration of trust to enable AMLI to qualify as a REIT. A majority of the votes entitled to be cast by shareholders must approve any other amendment to AMLI's declaration of trust.


TERMINATION OF AMLI

     AMLI has a perpetual term and intends to continue its operations for an indefinite time period. However, AMLI's declaration of trust permits the termination of AMLI after the holders of a majority of AMLI's outstanding shares approve the termination.


ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND NEW BUSINESS

     For a shareholder to properly bring nominations or other business before an annual meeting of shareholders, AMLI's bylaws require the shareholder to deliver a notice to the secretary, absent specified circumstances, not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting setting forth:

     (1) as to each person whom the shareholder proposes to nominate for election or reelection as a trustee, all information relating to that person which is required to be disclosed in solicitations of proxies for the election of trustees pursuant to Regulation 14A of the Securities Exchange Act of 1934;

     (2) as to any other business which the shareholder proposes to bring before the meeting, a brief description of that business, the reasons for conducting that business at the meeting and any material interest of that shareholder and of the beneficial owner, if any, on whose behalf the proposal is made; and

     (3) as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made, the name and address of that shareholder as they appear on AMLI's stock records and of that beneficial owner and the number of shares which are owned beneficially and of record by that shareholder and that beneficial owner.



                   FEDERAL INCOME TAX CONSIDERATIONS

     The following is a description of the Federal income tax consequences to AMLI and its shareholders of the treatment of AMLI as a REIT. Since these provisions are highly technical and complex, each prospective purchaser of the common shares is urged to consult his or her own tax advisor with respect to the Federal, state, local, foreign and other tax consequences of the purchase, ownership and disposition of the common shares.

     Based upon certain representations of AMLI, in the opinion of Mayer, Brown & Platt, counsel to AMLI, AMLI has been organized in conformity with the requirements for qualification as a REIT, and its proposed method of operation described in this prospectus and as represented by management will enable it to satisfy the requirements for such qualification.

     This opinion is conditioned upon representations made by AMLI as to factual matters relating to AMLI's organization and intended or expected manner of operation. In addition, this opinion is based on the law existing and in effect on the date hereof. AMLI's qualification and taxation as a REIT will depend on AMLI's ability to meet on a continuing basis, through actual operating results, asset composition, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Mayer, Brown & Platt will not review compliance with these tests on a continuing basis.
No assurance can be given that AMLI will satisfy such tests on a continuing basis.

     In brief, if certain detailed conditions imposed by the REIT provisions of the Internal Revenue Code are met, entities such as AMLI that invest primarily in real estate and that otherwise would be treated for Federal income tax purposes as corporations, are generally not taxed at the corporate level on their "REIT taxable income" that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation", at both the corporate and shareholder levels, that generally results from the use of corporations. However, as discussed in greater detail below, such an entity remains subject to tax in certain circumstances even if it qualifies as a REIT.

     If AMLI fails to qualify as a REIT in any year, however, it will be subject to Federal income taxation as if it were a domestic corporation, and its shareholders will be taxed in the same manner as shareholders of ordinary corporations. In this event, AMLI could be subject to potentially significant tax liabilities, and therefore the amount of cash available for distribution to its shareholders would be reduced or eliminated.

     AMLI's board of trustees believes that AMLI has been organized and operated and currently intends that AMLI will continue to operate in a manner that permits it to qualify as a REIT. There can be no assurance, however, that this expectation will be fulfilled, since qualification as a REIT depends on AMLI continuing to satisfy numerous asset, income and distribution tests described below, which in turn will be dependent in part on AMLI's operating results.

     The following summary is based on the Internal Revenue Code, its legislative history, administrative pronouncements, judicial decisions and Treasury regulations, subsequent changes to any of which may affect the tax consequences described herein, possibly on a retroactive basis. The following summary is not exhaustive of all possible tax considerations and does not give a detailed discussion of any state, local, or foreign tax considerations, nor does it discuss all of the aspects of Federal income taxation that may be relevant to a prospective shareholder in light of his or her particular circumstances or to various types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws.


TAXATION OF AMLI

     GENERAL

     In any year in which AMLI qualifies as a REIT, it will not, in general, be subject to Federal income tax on that portion of its REIT taxable income or capital gain which is distributed to shareholders. AMLI may, however, be subject to tax at normal corporate rates upon any taxable income or capital gain not distributed. To the extent that AMLI elects to retain and pay income tax on its net long-term capital gain, shareholders are required to include their proportionate share of AMLI's undistributed long-term capital gain in income but receive a credit for their share of any taxes paid on such gain by AMLI.

     Notwithstanding its qualification as a REIT, AMLI may also be subject to taxation in other circumstances. If AMLI should fail to satisfy either the 75% or the 95% gross income test, as discussed below, and nonetheless maintains its qualification as a REIT because other requirements are met, it will be subject to a 100% tax on the greater of the amount by which AMLI fails to satisfy either the 75% test or the 95% test, multiplied by a fraction intended to reflect AMLI's profitability. AMLI will also be subject to a tax of 100% on net income from any "prohibited transaction," as described below, and if AMLI has net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax on such income from foreclosure property at the highest corporate rate. In addition, if AMLI should fail to distribute during each calendar year at least the sum of:

     (1)   85% of its REIT ordinary income for such year;

     (2) 95% of its REIT capital gain net income for such year, other than capital gains AMLI elects to retain and pay tax on as described below; and

     (3)   any undistributed taxable income from prior years,

AMLI would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

     To the extent that AMLI elects to retain and pay income tax on its long-term capital gain, such retained amounts will be treated as having been distributed for purposes of the 4% excise tax. AMLI may also be subject to the corporate "alternate minimum tax," as well as tax in various situations and on some types of transactions not presently contemplated. AMLI will use the calendar year both for Federal income tax purposes and for financial reporting purposes.

     In order to qualify as a REIT, AMLI must meet, among others, the following requirements:


     SHARE OWNERSHIP TEST

     AMLI's shares must be held by a minimum of 100 persons for at least 335 days in each taxable year, or a proportional number of days in any short taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the shares of AMLI may be owned, directly or indirectly and by applying constructive ownership rules, by five or fewer individuals, which for this purpose includes some tax-exempt entities. Any shares held by a qualified domestic pension or other retirement trust will be treated as held directly by its beneficiaries in proportion to their actuarial interest in such trust rather than by such trust. If AMLI complies with the Treasury regulations for ascertaining its actual ownership and did not know, or exercising reasonable diligence would not have reason to know, that more than 50% in value of its outstanding shares were held, actually or constructively, by five or fewer individuals, then AMLI will be treated as meeting such requirement.

     In order to ensure compliance with the 50% test, AMLI has placed restrictions on the transfer of the shares to prevent additional concentration of ownership. Moreover, to evidence compliance with these requirements under Treasury regulations, AMLI must maintain records which disclose the actual ownership of its outstanding shares and such regulations impose penalties against AMLI for failing to do so. In fulfilling its obligations to maintain records, AMLI must and will demand written statements each year from the record holders of designated percentages of shares disclosing the actual owners of such shares as prescribed by Treasury regulations. A list of those persons failing or refusing to comply with such demand must be maintained as a part of AMLI's records. A shareholder failing or refusing to comply with AMLI's written demand must submit with his or her tax returns a similar statement disclosing the actual ownership of AMLI's shares and other information. In addition, AMLI's declaration of trust provides restrictions on the transfer of shares that are intended to assist AMLI in continuing to satisfy the share ownership requirements. For more information, see "Description of common shares -Restriction on size of holdings of shares." AMLI intends to enforce the 9.8% limitation on ownership of its shares to assure that its qualification as a REIT will not be compromised.


     ASSET TESTS

     At the close of each quarter of AMLI's taxable year, AMLI must satisfy tests relating to the nature of its assets determined in accordance with generally accepted accounting principles. First, at least 75% of the value of AMLI's total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items, and government securities, and qualified temporary investments. Second, although the remaining 25% of AMLI's assets generally may be invested without restriction, securities in this class may not exceed either, in the case of securities of any one non-government issuer, 5% of the value of AMLI's total assets, or 10% of the outstanding voting securities of any such issuer. Where AMLI invests in a partnership, such as AMLI, L.P., it will be deemed to own a proportionate share of the partnership's assets. Accordingly, AMLI's investment in the communities and the co-investment communities through its interest in AMLI, L.P. is intended to constitute an investment in qualified assets for purposes of the 75% asset test.

     AMLI, L.P. owns 100% of the non-voting preferred stock of the service companies and 5% of the voting common stock of each of the service companies. Because AMLI has a partnership interest in AMLI, L.P., AMLI is deemed to own its pro rata share of the assets of AMLI, L.P., including the securities of the service companies.

     Because AMLI, L.P. owns only 5% of the voting securities of each of the service companies, the 10% limitation on holdings of voting securities of any one issuer should not be exceeded. In addition, based upon a comparison of the total estimated value of the securities of the service companies owned by AMLI, L.P. to the estimated value of the total assets owned by AMLI, L.P. and the other assets of AMLI, AMLI believes that AMLI's pro rata share of value of the securities of each service company has not exceeded, and is not expected to exceed in the future, 5% in value of AMLI's total assets. As to the securities of any service company, this 5% limitation must be satisfied not only as of the date that AMLI acquired the securities, but also at the end of any quarter in which AMLI increases its interest in any of the service companies or acquires other property. In this respect, if a limited partner of AMLI, L.P. exercises its right to exchange units for stock of AMLI, AMLI will thereby increase its proportionate (indirect) ownership interest in the service companies, thus requiring AMLI to meet the 5% test in any quarter in which the rights are exercised. Although AMLI plans to take steps to ensure that it satisfies the 5% value test for any quarter with respect to which retesting is to occur, there can be no assurance that these steps will always be successful or will not require a reduction in AMLI, L.P.'s overall interest in the service companies.


     GROSS INCOME TESTS

     There are two separate percentage tests relating to the sources of AMLI's gross income which must be satisfied for each taxable year. For purposes of these tests, where AMLI invests in a partnership, such as AMLI, L.P., AMLI will be treated as receiving its share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in the hands of AMLI as it has in the hands of the partnership.

     1. THE 75% TEST. At least 75% of AMLI's gross income for the taxable year must be "qualifying income." Qualifying income generally includes:

     (1)   rents from real property, except as modified below;

     (2) interest on obligations collateralized by mortgages on, or interests in, real property;

     (3) gains from the sale or other disposition of "non-dealer property," which means interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of AMLI's trade or business;

     (4) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares;

     (5)   abatements and refunds of real property taxes;

     (6) income from the operation, and gain from the sale, of "foreclosure property," which means property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property;

     (7) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and

     (8) certain qualified temporary investment income attributable to the investment of new capital received by AMLI in exchange for its shares during the one-year period following the receipt of such capital.

     Rents received by AMLI, L.P. from a tenant will not qualify as rents from real property in satisfying the 75% gross income test described above, or the 95% gross income test described below, if AMLI, or an owner of 10% or more of AMLI, directly or constructively owns 10% or more of the tenant.

In addition, if rent attributable to personal property leased in connection with a lease of real property is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued will not qualify as rents from real property or as interest income for purposes of the 75% and 95% gross income tests if it is based in whole or in part on the income or profits of any person, although an amount received or accrued generally will not be excluded from "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rent from real property, AMLI generally must not operate or manage the property or furnish or render services to residents, other than through an "independent contractor" from whom AMLI derives no income, except that the "independent contractor" requirement does not apply to the extent that the services provided by AMLI are "usually or customarily rendered" in connection with the rental of multifamily units for occupancy only, or are not otherwise considered "rendered to the occupant for his convenience." However, a REIT is permitted to render a de minimis amount of impermissible services to tenants, or in connection with the management of property, and still treat amounts received with respect to that property as rent from real property. The amount received or accrued by the REIT during the taxable year for the impermissible services with respect to a property may not exceed one percent of all amounts received or accrued by the REIT directly or indirectly from the property. The amount received for any service or management operation for this purpose shall be deemed to be not less than 150% of the direct cost of the REIT in furnishing or rendering the service or providing the management or operation. However, the de minimis amount itself will not qualify as "rent from real property."

     AMLI Management Company, which does not satisfy the independent contractor standard, provides management and leasing services to each of the communities and each of the co-investment communities and may provide certain services on any newly acquired properties of AMLI, L.P. AMLI believes for purposes of the 75% and 95% gross income tests, that the services provided by AMLI Management Company on AMLI, L.P.'s properties and any other services and amenities provided by AMLI, L.P. or its agents with respect to such properties are and will continue to be of the type usually or customarily rendered in connection with the rental of space for occupancy only. AMLI intends to monitor the services and amenities provided by AMLI Management Company as management agent as well as by others, if any, on the properties of AMLI, L.P. AMLI intends that services that cannot be provided directly by AMLI, L.P., AMLI Management Company or other agents will be performed by independent contractors.

     2. THE 95% TEST. In addition to deriving 75% of its gross income from the sources listed above, at least 95% of AMLI's gross income for the taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of shares or other securities that are not dealer property. Dividends, other than on REIT shares, and interest on any obligations not collateralized by an interest in real property are included for purposes of the 95% test, but not for purposes of the 75% test. In addition, payments to AMLI under an interest rate swap, cap agreement, option, futures contract, forward rate agreement or any similar financial instrument entered into by AMLI to hedge indebtedness incurred or to be incurred, and any gain from the sale or other disposition of these instruments, are treated as qualifying income for purposes of the 95% test, but not for purposes of the 75% test.

     AMLI believes that, for purposes of both the 75% and the 95% gross income tests, its investment in the communities and the co-investment communities through AMLI, L.P. will in major part give rise to qualifying income in the form of rents, and that gains on the sales of the communities and the co-investment communities, or AMLI's interest in AMLI, L.P., generally will also constitute qualifying income.

     AMLI Management Company receives and anticipates continuing to receive fee income in consideration of the performance of property management and other services with respect to properties not owned by AMLI or AMLI, L.P., AMLI Residential Construction receives and anticipates continuing to receive fee income in consideration of the performance of general contracting and construction management services, and AMLI Institutional Advisors receives and anticipates continuing to receive fee income for providing investment advisory services; however, substantially all the income derived by AMLI from the service companies will be in the form of dividends and interest on the securities of each of the service
companies owned by AMLI, L.P.   Such dividends and interest income will
satisfy the 95% gross income test, but not the 75% gross income test, as discussed above.

     For purposes of determining whether AMLI complies with the 75% and 95% income tests, gross income does not include income from prohibited transactions. A "prohibited transaction" is a sale of dealer property, excluding foreclosure property, unless such property is held by AMLI for at least four years and certain other requirements relating to the number of properties sold in a year, their tax bases, and the cost of improvements made thereto are satisfied. For more information, see " -- Taxation of AMLI -General."

     Even if AMLI fails to satisfy one or both of the 75% or 95% gross income tests for any taxable year, it may still qualify as a REIT for such year if it is entitled to relief under provisions of the Internal Revenue Code. These relief provisions will generally be available if: (1) AMLI's failure to comply was due to reasonable cause and not to willful neglect;
(2) AMLI reports the nature and amount of each item of its income included in the tests on a schedule attached to its tax return; and (3) any incorrect information on this schedule is not due to fraud with intent to evade tax. If these relief provisions apply, however, AMLI will nonetheless be subject to a special tax upon the greater of the amount by which it fails either the 75% or 95% gross income test for that year.


     ANNUAL DISTRIBUTION REQUIREMENTS

     In order to qualify as a REIT, AMLI is required to make distributions, other than capital gain dividends, to its shareholders each year in an amount at least equal to

     (1)   the sum of

           (a) 95% of AMLI's REIT taxable income, computed without regard to the dividends paid deduction and the REIT's net capital gain, and

           (b) 95% of the net income after tax, if any, from foreclosure property, minus

     (2)   the sum of certain items of non-cash income.

Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before AMLI timely files its tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that AMLI does not distribute all of its net capital gain or distributes at least 95%, but less than 100%, of its REIT taxable income, as adjusted, it will be subject to tax on the undistributed amount at regular capital gains or ordinary corporate tax rates, as the case may be. AMLI may, with respect to undistributed net long-term capital gains it received during the taxable year, designate in a notice mailed to shareholders within 60 days of the end of the taxable year, or in a notice mailed with its annual report for the taxable year, such amount of such gains which its shareholders are to include in their taxable income as long-term capital gains. Thus, if AMLI made this designation, the shareholders of AMLI would include in their income as long-term capital gains their proportionate share of the undistributed net capital gains as designated by AMLI and AMLI would have to pay the tax on such gains within 30 days of the close of its taxable year. Each shareholder of AMLI would be deemed to have paid such shareholder's share of the tax paid by AMLI on such gains, which tax would be credited or refunded to the shareholder. A shareholder would increase his tax basis in his AMLI shares by the difference between the amount of income to the holder resulting from the designation less the holder's credit or refund for the tax paid by AMLI.

     AMLI intends to make timely distributions sufficient to satisfy the annual distribution requirements. It is possible that AMLI may not have sufficient cash or other liquid assets to meet the 95% distribution requirement, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing AMLI's REIT taxable income on the other hand. To avoid problems with the 95% distribution requirement, AMLI will closely monitor the relationship between its REIT taxable income and cash flow and, if necessary, intends to borrow funds in order to satisfy the distribution requirement. However, there can be no assurance that such borrowing would be available at such time.

     If AMLI fails to meet the 95% distribution requirement as a result of an adjustment to AMLI's tax return by the Internal Revenue Service, AMLI may retroactively cure the failure by paying a "deficiency dividend," plus applicable penalties and interest, within a specified period.


     FAILURE TO QUALIFY

     If AMLI fails to qualify for taxation as a REIT in any taxable year and relief provisions do not apply, AMLI will be subject to tax, including applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to shareholders in any year in which AMLI fails to qualify as a REIT will not be deductible by AMLI, nor generally will they be required to be made under the Internal Revenue Code. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be taxable as ordinary income, and subject to limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends-received deduction. Unless entitled to relief under specific statutory provisions, AMLI also will be disqualified from reelecting taxation as a REIT for the four taxable years following the year during which qualification was lost.

     GENERAL

     AMLI holds a partnership interest in AMLI, L.P. In general, a partnership is a "pass-through" entity which is not subject to Federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. AMLI will include its proportionate share of the items of income, gain, loss, deduction and credit of AMLI, L.P., for purposes of the various REIT gross income tests and in the computation of its REIT taxable income. See " -- Taxation of AMLI--Gross income tests." Any resultant increase in AMLI's REIT taxable income from its interest in AMLI, L.P., whether or not a corresponding cash distribution is also received from AMLI, L.P., will increase its distribution requirements, see " -- Taxation of AMLI-Annual distribution requirements", but will not be subject to Federal income tax in the hands of AMLI provided that an amount equal to such income is distributed by AMLI to its shareholders. Moreover, for purposes of the REIT asset tests, see " -- Taxation of AMLI-Asset tests", AMLI will include its proportionate share of assets held by AMLI, L.P.


     TAX ALLOCATIONS WITH RESPECT TO THE COMMUNITIES

     Under Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership, such as certain of the communities, must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of the contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution, a "Book-Tax Difference". These allocations are solely for Federal income tax purposes and do not affect the book capital accounts or other economic arrangements among the partners. The formation of AMLI, L.P. included contributions of appreciated property, including certain communities or interests therein. Consequently, the partnership agreement of AMLI, L.P. requires certain allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

     In general, certain contributors of some of the communities or interests therein will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by AMLI, L.P. on the contributed assets, including certain of the communities. This will tend to eliminate the Book-Tax Difference over the life of AMLI, L.P. However, the special allocation rules of Section 704(c) do not always entirely rectify the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale or a deemed sale, and accordingly variations from normal Section 704(c) principles may arise, which could result in the allocation of additional taxable income to AMLI in excess of corresponding cash proceeds in certain circumstances.

     Treasury regulations issued under Section 704(c) of the Internal Revenue Code provide partnerships with a choice of several methods of accounting for Book-Tax Differences. AMLI, L.P. and AMLI will use the remedial method for making allocations under Section 704(c) with respect to the existing communities.

     With respect to any property purchased by AMLI, L.P. subsequent to the admission of AMLI to AMLI, L.P., in general, such property will initially have a tax basis equal to its fair market value, and
Section 704(c) of the Internal Revenue Code will not apply.

TAXATION OF AMLI'S SHAREHOLDERS

     TAXATION OF TAXABLE DOMESTIC SHAREHOLDERS

     As long as AMLI qualifies as a REIT, distributions made to AMLI's taxable domestic shareholders out of current or accumulated earnings and profits, and not designated as capital gain dividends, will be taken into account by them as ordinary income and will not be eligible for the dividends-received deduction for corporations. Distributions and undistributed amounts that are designated as capital gain dividends will be taxed as long-term capital gains, to the extent they do not exceed AMLI's actual net capital gain for the taxable year, without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of some capital gain dividends as ordinary income. To the extent that AMLI makes distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the shareholder, reducing the tax basis of a shareholder's shares by the amount of such distribution, but not below zero, with distributions in excess of the shareholder's tax basis taxable as capital gains, if the shares are held as a capital asset. In addition, any dividend declared by AMLI in October, November or December of any year and payable to a shareholder of record on a specific date in any such month shall be treated as both paid by AMLI and received by the shareholder on December 31 of such year, provided that the dividend is actually paid by AMLI during January of the following calendar year. Shareholders may not include in their individual income tax returns any net operating losses or capital losses of AMLI. Federal income tax rules may also require that minimum tax adjustments and preferences be apportioned to AMLI shareholders.

     In general, any loss upon a sale or exchange of shares by a shareholder who has held such shares for six months or less, after applying holding period rules, will be treated as a long-term capital loss, to the extent of distributions from AMLI required to be treated by such shareholder as long-term capital gains.


     BACKUP WITHHOLDING

     AMLI will report to its domestic shareholders and to the Internal Revenue Service the amount of distributions paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at applicable rates with respect to distributions paid unless such shareholder is a corporation or comes within other exempt categories and, when required, demonstrates this fact or provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A shareholder that does not provide AMLI with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be credited against the shareholder's income tax liability. In addition, AMLI may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to AMLI.

     TAXATION OF TAX-EXEMPT SHAREHOLDERS

     The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute UBTI, which is unrelated business taxable income. Subject to the discussion below regarding a "pension-held REIT", based upon the ruling, the analysis therein and the statutory framework of the Internal Revenue Code, distributions by AMLI to a shareholder that is a tax-exempt entity should also not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its shares with "acquisition indebtedness" within the meaning of the Internal Revenue Code, and that the shares are not otherwise used in an unrelated trade or business of the tax-exempt entity, and that AMLI, consistent with its present intent, does not hold a residual interest in a real estate mortgage investment conduit.

     However, if any pension or other retirement trust that qualifies under Section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a "pension-held REIT" at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT if such REIT would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of shares of the REIT and at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts, each owning more than a 10% interest by value in the REIT, hold in the aggregate more than 50% by value of the interests in such REIT.


     TAXATION OF FOREIGN SHAREHOLDERS

     AMLI will qualify as a "domestically-controlled REIT" so long as less than 50% in value of its shares is held by foreign persons, nonresident aliens and foreign corporations, partnerships, trust and estates. It is currently anticipated that AMLI will qualify as a domestically controlled REIT. Under these circumstances, gain from the sale of the shares by a foreign person should not be subject to U.S. taxation, unless such gain is effectively connected with such person's U.S. business or, in the case of an individual foreign person, such person is present within the U.S. for more than 182 days in such taxable year.

     Distributions of cash generated by AMLI's real estate operations, but not by its sale or exchange of such communities, that are paid to foreign persons generally will be subject to U.S. withholding tax at a rate of 30%, unless an applicable tax treaty reduces that tax and the foreign shareholder files with AMLI the required form evidencing such lower rate or unless the foreign shareholder files an Internal Revenue Service Form 4224 or new Internal Revenue Service Form W-8ECI with AMLI claiming that the distribution is "effectively connected" income. Recently promulgated Treasury Regulations revise in some respects the rules applicable to foreign shareholders with respect to payments made after December 31, 2000.

     Distributions of proceeds attributable to the sale or exchange by AMLI of U.S. real property interests are subject to income and withholding taxes pursuant to the Foreign Investment in Real Property Tax Act of 1980, and may be subject to branch profits tax in the hands of a shareholder which is a foreign corporation if it is not entitled to treaty relief or exemption. AMLI is required by applicable Treasury Regulations to withhold 35% of any distribution to a foreign person that could be designated by AMLI as a capital gain dividend; this amount is creditable against the foreign shareholder's Foreign Investment in Real Property Tax Act tax liability.

     The Federal income taxation of foreign persons is a highly complex matter that may be affected by many other considerations. Accordingly, foreign investors in AMLI should consult their own tax advisors regarding the income and withholding tax considerations with respect to their investment in AMLI.


OTHER TAX CONSIDERATIONS

     THE SERVICE COMPANIES

     A portion of the cash to be used by AMLI, L.P. to fund distributions to partners, including AMLI, is expected to come from the service companies through dividends and interest on the securities of the service companies held by AMLI, L.P. In addition, the service companies will each receive income from AMLI, AMLI, L.P. and unrelated third parties. Because the service companies, AMLI, and AMLI, L.P. are related through stock or partnership ownership, income of the service companies from services performed for AMLI and AMLI, L.P. may be subject to certain rules under which additional income may be allocated to the service companies. On account of these ownership relationships, the allocation of certain expenses and reimbursements thereof among the service companies, AMLI, and AMLI, L.P., could be subject to additional scrutiny by the Internal Revenue Service.

     Each of the service companies will pay Federal and state income taxes at the full applicable corporate rates on its income prior to payment of any dividends. Each of the service companies will attempt to minimize the amount of such taxes, but there can be no assurance whether or to the extent to which measures taken to minimize taxes will be successful. To the extent that the service companies are required to pay Federal, state or local taxes, the cash available for distribution by AMLI to shareholders will be reduced accordingly.


     POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING TAX CONSEQUENCES

     Prospective shareholders should recognize that the present Federal income tax treatment of an investment in AMLI may be modified by legislative, judicial or administrative action at any time and that any such action may affect investments and commitments previously made. The rules dealing with Federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the Treasury, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in Federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in AMLI.

     In this connection, various bills have been recently introduced in Congress, and reported out of the congressional committees in charge of tax legislation, which contain several proposals affecting REITs. One such proposal, if enacted in its present form, would prohibit a REIT from holding securities representing more than 10% of the vote or value of the outstanding securities of any corporation other than (i) a qualified REIT subsidiary, (ii) another REIT or (iii) certain corporations known as "taxable REIT subsidiaries" (the "Proposal"). Taxable REIT subsidiaries would be subject to full corporate level taxation on their earnings, but would be permitted to engage in certain types of activities, such as those performed by the service companies, which cannot currently be performed by REITs or their controlled subsidiaries without jeopardizing REIT status.

     Under the Proposal, it is currently believed that AMLI would be allowed to elect to combine or convert its existing stock interests in the service companies into "taxable REIT subsidiaries," subject to certain transition rules. In addition, the Proposal contains certain "grandfather" rules which would make the limitations on stock ownership described above inapplicable to AMLI's ownership of the service companies, even in the absence of an election to treat the service companies as "taxable REIT subsidiaries." In such case, however, the Proposal would terminate AMLI's ability to rely on the grandfather rule if the service companies were either to engage in new trades or businesses or acquire substantial new assets. Accordingly, in the absence of such election, the Proposal may limit the future activities and growth of the service companies. No prediction can be made as to whether either the Proposal described above or any other proposal affecting REITs will be enacted into law, or the impact of any such legislation on AMLI's operations.


     STATE AND LOCAL TAXES

     AMLI and its shareholders may be subject to state or local taxation in various jurisdictions, including those in which it or they transact business or reside. The state and local tax treatment of AMLI and its shareholders may not conform to the Federal income tax consequences discussed above. Consequently, prospective shareholders should consult their own tax advisors regarding the effect of state and local tax laws on an investment in the Offered Securities of AMLI.

     Each prospective purchaser is advised to consult with his or her tax advisor regarding the specific tax consequences to him or her of the purchase, ownership, and sales of AMLI common shares including the Federal, state, local, foreign, and other tax consequences of such purchase, ownership, sale and election and of potential changes in applicable tax laws.



                         SELLING SHAREHOLDERS

     The table below lists (1) each person who may receive common shares covered by this prospectus in exchange for units and offer to resell those common shares using this prospectus, (2) the number of common shares which each person may receive in exchange for their units and offer to resell using this prospectus and (3) the total number of common shares which each person owned before this offering, which includes common shares they could receive by exchanging their units. Since the holders of units may exchange all, some or none of their units for common shares and may then sell all, some or none of their common shares, AMLI cannot determine the number of common shares which each person will own after this offering. If, however, any person listed below converted all of their units into common shares, none of them would hold one percent or more of AMLI's outstanding shares.

     Except for Brian K. Cranor and James E. Thomas, Jr., none of the persons listed below has had in the past three years a material relationship with AMLI or its affiliates. Mr. Cranor has served as Senior Vice President of AMLI and of AMLI Institutional Advisors since January 2, 1998. Mr. Thomas has served as Senior Vice President of AMLI and of AMLI Residential Construction since December 22, 1997.

                               Number of Common      Total Number of
                               Shares Which May       Common Shares
                               Be Offered Using       Owned Before
Name                            this Prospectus       this Offering
----                           ----------------      ---------------

CFP Residential, L.P.               72,716               6,382
Brian K. Cranor                     18,691              11,715
Trammell S. Crow                        56                0
David J. Elwell                      3,731               2,213
David J. Hubbard                    79,237              26,019
Leonard W. Wood Family
 Limited Partnership                73,689              39,194
Randy J. Pace                       11,192               6,640
TCF Residential Partnership,
  Ltd.                               2,666                0
J. Ronald Terwilliger               75,516              28,043
James E. Thomas, Jr.                33,719              16,753
Leonard W. Wood                      1,828               1,084



                         PLAN OF DISTRIBUTION

     This prospectus relates to the offer and sale by selling shareholders of 373,041 common shares from time to time. AMLI has registered the common shares to enable the holders of units to resell the common shares into which those units may be converted, but the registration of the common shares does not necessarily mean that those shareholders will offer or sell any of the common shares.

     AMLI will not receive any of the proceeds when the selling shareholders sell any of those common shares. The selling shareholders and any agents or broker-dealers that participate in the distribution of those common shares may be deemed to be underwriters under the Securities Act of 1933, and any commissions they receive and any profits they earn from selling the common shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

     Persons who receive common shares when they exchange their units may use this prospectus and the registration statement of which this prospectus is a part to offer and sell those common shares. The selling shareholders may sell the common shares from time to time at varying prices determined at the time of sale or at negotiated prices.

     AMLI is registering the shares pursuant to or as required by the provisions of the registration rights agreements among AMLI, AMLI, L.P. and each of the selling shareholders.

     AMLI has agreed to pay all expenses incurred in registering the common shares, including fees and disbursements of AMLI's counsel.
However, the selling shareholders must pay their own brokerage discounts and commissions and the costs, fees and disbursements of their own counsel. AMLI estimates that the expenses in connection with the registration and sale of the shares registered hereby will be approximately $33,700, all of which AMLI will pay.

     Each holder of units must indemnify AMLI and its trustees, officers and any person who controls AMLI against some losses, liabilities, claims, damages and expenses arising under the securities laws with respect to written information furnished to AMLI by that holder of units.

                                EXPERTS

     The consolidated financial statements and schedule of AMLI as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of that firm as experts in accounting and auditing.


                             LEGAL MATTERS

     Mayer, Brown & Platt will issue an opinion for AMLI on the validity of the common shares offered. Mayer, Brown & Platt has in the past represented and is currently representing AMLI and some of its affiliates.


                  WHERE YOU CAN FIND MORE INFORMATION

     AMLI files annual, quarterly and current reports, proxy statements and other information with the SEC. AMLI's SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document AMLI files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. You may also read any document AMLI files with the SEC at the offices of the NYSE.

     We filed a registration statement on Form S-3 with the SEC. This prospectus does not contain all of the information in the registration statement. Please refer to the registration statement for more information about us and our common stock. Statements in this prospectus about any contract or any other document are not necessarily complete and you should refer to the copy of that contract or other document which we filed as an exhibit to the registration statement. You may read a copy of the registration statement at any of the sources described above.

     The SEC allows AMLI to "incorporate by reference" the information it files with them, which means that AMLI can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that AMLI files later with the SEC will automatically update and supersede this information. AMLI incorporates by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is terminated.

     .     AMLI's Annual Report on Form 10-K for the year ended
December 31, 1998;

     .     AMLI's Current Report on Form 10-Q for the fiscal quarter ended
March 31, 1999;

     .     The description of AMLI's common shares contained in AMLI's registration statement on Form 8-A; and

     .     The description of AMLI's preferred share purchase rights
contained in AMLI's registration statement on Form 8-A.

     You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                 Secretary
                 AMLI Residential Properties Trust
                 125 South Wacker Drive
                 Chicago, IL 60606
                 (312) 443-1477

                                PART II

                INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the estimated expenses in connection with the registration and sale of the shares registered hereby, all of which will be paid by the registrant:

     SEC registration fee                    $ 2,211
     Transfer agent fees                       2,500
     Printing and duplicating expenses         1,000
     Legal fees and expenses                  20,000
     Accounting fees and expenses              5,000
     Miscellaneous expenses                    3,000
                                             -------

     Total                                   $33,711
                                             =======


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     As permitted by Maryland law, AMLI's declaration of trust provides that a trustee or officer of AMLI will not be liable for money damages to the registrant or the shareholders for any act or omission in the performance of his or her duties, except to the extent that (1) the person actually received an improper benefit or (2) the person's action or failure to act was the result of active and deliberate dishonesty and was material to the cause of action adjudicated.

     The registrant's officers and trustees are and will be indemnified under the registrant's declaration of trust and bylaws and the partnership agreement of AMLI, L.P. against certain liabilities. The registrant's declaration of trust requires the registrant to indemnify its trustees and officers against claims and liabilities and reasonable expenses actually incurred by them in connection with any claim or liability by reason of their services in those or other capacities unless it is established that:

     (1) the act or omission of the trustee or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty;

     (2) the trustee or officer actually received an improper personal benefit; or

     (3) in the case of any criminal proceeding, the trustee had reasonable cause to believe that the act or omission was unlawful.

     However, the registrant may not indemnify for an adverse judgment in a suit by or in the right of AMLI. As permitted by Maryland law, the registrant's declaration of trust allow the registrant to advance reasonable expenses to a trustee upon the registrant's receipt of (1) a written affirmation by the trustee of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the registrant and (2) a written statement by or on his or her behalf to repay the amount paid or reimbursed by the registrant if it is ultimately determined that the trustee did not meet the standard of conduct. Additionally, the registrant has entered into indemnification agreements with the registrant's officers and trustees providing substantially the same scope of coverage afforded by provisions in the registrant's declaration of trust.

     The partnership agreement of AMLI, L.P. also provides for indemnification of the registrant and its officers and trustees to the same extent indemnification is provided to officers and trustees of the registrant in its declaration of trust. The partnership agreement of AMLI, L.P. limits the liability of the registrant to AMLI, L.P. and its partners to the same extent the liability of the registrant's officers and trustees to the registrant and its shareholders is limited under the registrant's declaration of trust.

     The registrant has agreed to indemnify the selling shareholders and their respective trustees, officers and controlling persons against certain liabilities relating to the registration statement, including certain liabilities under the Securities Act of 1933. Each selling shareholder has agreed to indemnify the registrant and its trustees, officers and controlling persons against certain liabilities relating to information furnished by that selling shareholder to the registrant in writing for inclusion in the registration statement, including certain liabilities under the Securities Act of 1933.



ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     See the exhibit index which is incorporated by reference.



ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (a) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

           (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

           (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

           (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

           PROVIDED, HOWEVER, that paragraphs (a)(i) and (a)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (b) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers or persons controlling the registrant pursuant to the provisions set forth or described in Item 15 of this registration statement, or otherwise, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.


                           POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that AMLI Residential Properties Trust, a Maryland real estate investment trust, and each of the undersigned trustees and officers of AMLI Residential Properties Trust, hereby constitutes and appoints Gregory T. Mutz, John E. Allen, Allan J. Sweet and Charles C. Kraft, its, his or her true and lawful attorneys-in-fact and agents, for it, him or her and in its, his or her name, place and stead, in any and all capacities, with full power to act alone, to sign any and all amendments to this registration statement, and to file each such amendment to this registration statement with all exhibits thereto, and any and all documents in connection therewith, with the Securities and Exchange Commission, hereby granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform any and all acts and things required and necessary to be done, as fully and to all intents and purposes as it, he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

                              SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois on July 28, 1999.

                 AMLI RESIDENTIAL PROPERTIES TRUST

                 By:  /s/ JOHN E. ALLEN
                      John E. Allen
                      Vice-Chairman of the Board of Trustees

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


NAME                        TITLE                        DATE
----                        -----                        ----

/s/ GREGORTY T. MUTZ        Chairman of the              July 28, 1999
Gregory T. Mutz             Board of Trustees
                            (Principal Executive
                            Officer)


/s/ ROBERT J. CHAPMAN       Executive Vice President     July 28, 1999
Robert J. Chapman           (Principal Financial
                            Officer)


/s/ CHARLES C. KRAFT        Treasurer                    July 28, 1999
Charles C. Kraft            (Principal Accounting
                            Officer)


/s/ JOHN E. ALLEN           Vice-Chairman of the         July 28, 1999
John E. Allen               Board of Trustees


/s/ ALLAN J. SWEET          Trustee and President        July 28, 1999
Allan J. Sweet


/s/ PHILIP N. TAGUE         Trustee and Executive        July 28, 1999
Philip N. Tague             Vice President


/s/ LAURA D. GATES          Trustee                      July 28, 1999
Laura D. Gates


/s/ MARC S. HEILWEIL        Trustee                      July 28, 1999
Marc S. Heilweil


                            Trustee                      July 28, 1999
Stephen G. McConahey


/s/ QUINTIN E. PRIMO III    Trustee                      July 28, 1999
Quintin E. Primo III


/s/ JOHN G. SCHREIBER       Trustee                      July 28, 1999
John G. Schreiber

                           INDEX TO EXHIBITS


EXHIBIT    DOCUMENT DESCRIPTION
-------    --------------------

3.1 Amended and Restated Declaration of Trust of the Registrant (Incorporated by reference to exhibit 3.1 to Registration Statement No. 33-71566).

3.2 Amended and Restated By-laws of the Registrant (Incorporated by reference to exhibit 3.2 to Registration Statement No. 33-71566).

3.3 Articles Supplementary to the Amended and Restated Declaration of Trust of the Registrant Classifying Unissued Shares of Beneficial Interest in the Registrant as Series A Cumulative Convertible Preferred Shares of Beneficial Interest (Incorporated by Reference to exhibit 4.9 to the Registrant's Current Report on Form 8-K dated January 30, 1996).

3.4 Articles Supplementary to the Amended and Restated Declaration of Trust of the Registrant Classifying Unissued Shares of Beneficial Interest in the Registrant as Series B Cumulative Convertible Preferred Shares of Beneficial Interest (Incorporated by reference to exhibit 4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1998).

4.1 Form of Common Share Certificate (Incorporated by reference to exhibit 4.1 to Registration Statement No. 33-71566).

4.2 Rights Agreement, dated as of November 2, 1998, between the Registrant and Harris Trust and Savings Bank, as Rights Agent, including Exhibit A thereto (Form of Articles Supplementary relating to the Series C Junior Participating Preferred Shares) and Exhibit B thereto (Form of Right Certificate) (Incorporated by reference to exhibit 4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended September 30, 1998).

4.3 Registration Right Agreement, dated October 28, 1998, among the Registrant, AMLI Residential Properties, L.P. and certain individuals and entities.

4.4 Registration Rights Agreement, dated June 30, 1999, among the Registrant, AMLI Residential Properties, L.P. and certain individuals and entities.

5.1        Opinion of Mayer, Brown & Platt.

8.1        Tax Opinion of Mayer, Brown & Platt.

23.1       Consent of KPMG LLP.

23.2 Consent of Mayer, Brown & Platt (Included in the opinions filed as Exhibits 5.1 and 8.1 to this Registration Statement).

24.1 Power of Attorney (Included on the page of the Registration Statement immediately preceding the signature page).